Condensed Consolidated Interim Financial Statements of

KWESST MICRO SYSTEMS INC.

Three months ended December 31, 2022, and 2021

(Unaudited - Expressed in Canadian dollars)

KWESST MICRO SYSTEMS INC.

Table of contents for the three months ended December 31, 2022, and 2021

KWESST MICRO SYSTEMS INC.
Condensed Consolidated Interim Statements of Financial Position
At December 31, 2022 and September 30, 2022
(Unaudited)

		December 31,	September 30,
In Canadian dollars	Notes	2022	2022

ASSETS
Cash and cash equivalents		$6,775,490	$170,545
Restricted short-term investment		30,000	30,000
Trade and other receivables	5	575,120	171,882
Inventories	6	560,947	393,538
Prepaid expenses and other		1,897,916	122,166
Deferred share offering costs		-	628,262
Current assets		9,839,473	1,516,393

Property and equipment		875,016	832,481
Right-of-use assets		193,610	208,131
Deposit		24,199	23,604
Intangible assets	7	5,172,482	4,742,854
Non-current assets		6,265,307	5,807,070
Total Assets		$16,104,780	$7,323,463

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities	8 and 9	$1,861,657	$4,459,481
Accrued royalties liability		150,000	150,000
Lease obligations		70,893	69,150
Borrowings	10	-	2,199,978
Contract liabilities	11	272,729	47,271
Warrant liabilities	12 and 13(b)	4,433,933	-
Current liabilities		6,789,212	6,925,880

Accrued royalties liability		1,158,896	1,115,207
Lease obligations		188,081	206,471
Borrowings	10	-	78,796
Non-current liabilities		1,346,977	1,400,474
Total Liabilities		8,136,189	8,326,354

Shareholders' Equity
Share capital	13(a)	30,658,300	19,496,640
Warrants	13(b)	2,089,388	1,959,796
Contributed surplus	13(c)	3,421,935	3,551,330
Accumulated other comprehensive loss		(83,436)	(101,418)
Accumulated deficit		(28,117,596)	(25,909,239)
Total Shareholders' Equity (Deficit)		7,968,591	(1,002,891)

Total Liabilities and Shareholders' Equity (Deficit)		$16,104,780	$7,323,463

See Note 2(a) Going concern and Note 19 Commitments and contingencies.

See accompanying notes to the unaudited condensed consolidated interim financial statements.

On behalf of the Board of Directors:

(signed) John McCoach, Director	(signed) David Luxton , Director

KWESST MICRO SYSTEMS INC.
Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss
Three months ended December 31, 2022 and 2021
(Unaudited)

		Three months ended	Three months ended
		December 31,	December 31,
In Canadian dollars	Notes	2022	2021

Revenue	15	$317,333	$17,465
Cost of sales		(139,584)	(25,479)
Gross profit		177,749	(8,014)

Operating expenses
General and administrative		978,487	1,055,140
Selling and marketing		454,187	1,346,391
Research and development, net		262,829	794,412
Total operating expenses		1,695,503	3,195,943

Operating loss		(1,517,754)	(3,203,957)

Other income (expenses)
Share issuance costs	13(a)	(1,367,093)	-
Net finance costs	16	(543,577)	(47,642)
Foreign exchange gain (loss)		(130,356)	8,745
Change in fair value of warrant liabilities	12	1,350,423	-
Total other expenses		(690,603)	(38,897)

Net loss		$(2,208,357)	$(3,242,854)

Other comprehensive income:

Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences		17,982	3,386
Total comprehensive loss		$(2,190,375)	$(3,239,468)

Net loss per share
Basic and diluted	14	$(1.37)	$(4.63)

Weighted average number of shares outstanding
Basic and diluted	14	1,609,121	700,315

See accompanying notes to the unaudited condensed consolidated interim financial statements.

KWESST MICRO SYSTEMS INC.
Condensed Consolidated Interim Statements of Changes in Shareholders' Equity (Deficit)
Three months ended December 31, 2022, and 2021
(Unaudited)

In Canadian dollars								Total
			Contingent		Contributed	Translation		Shareholders'
	Notes	Share capital	shares	Warrants	surplus	reserve	Deficit	Equity (Deficit)
Balance, September 30, 2021		$17,215,068	$-	$1,848,389	$2,458,211	$(8,991)	$(15,388,949)	$6,123,728
Shares issued for debt		19,000	-	-	-	-	-	19,000
Shares and warrants issued on acquisition	4	377,503	83,319	132,000	-	-	-	592,822
Warrants exercised	18	60,000	-	(60,000)	-	-	-	-
Share-based compensation	13(c)	-	-	-	927,530	-	-	927,530
Shares for vested RSUs	18	7,151	-	-	(7,151)	-	-	-
Vested RSUs repurchased for withholding taxes		-	-	-	(5,349)	-	-	(5,349)
Share offering costs		(9,818)	-	-	-	-	-	(9,818)
Other comprehensive income		-	-	-	-	3,386	-	3,386
Net loss		-	-	-	-		(3,242,854)	(3,242,854)
Balance, December 31, 2021		$17,668,904	$83,319	$1,920,389	$3,373,241	$(5,605)	$(18,631,803)	$4,408,445
Balance, September 30, 2022		$19,496,640	$-	$1,959,796	$3,551,330	$(101,418)	$(25,909,239)	$(1,002,891)
Shares issued for public offering	13(a)	13,675,120	-	-	-	-	-	13,675,120
Share offering costs	13(a)	(3,186,492)	-	189,592	125,086	-	-	(2,871,814)
Shares issued for debt	13(a)	233,485	-	-	-	-	-	233,485
Warrants exercised	18	60,000	-	(60,000)	-	-	-	-
Share-based compensation	13(c)	-	-	-	125,066	-	-	125,066
Shares for vested RSUs and PSUs	18	379,547	-	-	(379,547)	-	-	-
Other comprehensive income		-	-	-	-	17,982	-	17,982
Net loss		-	-	-	-	-	(2,208,357)	(2,208,357)
Balance, December 31, 2022		$30,658,300	$-	$2,089,388	$3,421,935	$(83,436)	$(28,117,596)	$7,968,591

See accompanying notes to the unaudited condensed consolidated interim financial statements.

KWESST MICRO SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows
Three months ended December 31, 2022, and 2021
(Unaudited)

		Three months ended	Three months ended
		December 31,	December 31,
In Canadian dollars	Notes	2022	2021
OPERATING ACTIVITIES
Net loss		$(2,208,357)	$(3,242,854)
Items not affecting cash:
Depreciation and amortization		86,311	72,037
Share-based compensation	13(c)	125,066	927,530
Change in fair value of warrant liabilities	12	(1,381,637)	-
Net finance costs		522,263	46,572
Changes in non-cash working capital items	18	(3,612,759)	334,521
Interest paid		(109,647)	(2,566)
Cash used in operating activities		(6,578,760)	(1,864,760)

INVESTING ACTIVITIES
Additions of property and equipment		(110,875)	(4,949)
Investments in intangible assets	7	(439,736)	(226,558)
Cash acquired on acquisition	4	-	162,547
Cash flows used in investing activities		(550,611)	(68,960)

FINANCING ACTIVITIES
Proceeds from U.S. IPO and Canadian Offering, net	13(a)	16,346,768	-
Payments of share offering costs	13(a) and 18	(261,611)	(9,818)
Repayment of borrowings	10	(2,333,315)	-
Repayments of lease obligations		(17,526)	(5,234)
Repurchase of vested RSUs for withholding taxes		-	(5,349)
Cash flows provided by financing activities		13,734,316	(20,401)

Net change in cash during the period		6,604,945	(1,954,121)
Cash, beginning of period		170,545	2,688,105

Cash, end of period		$6,775,490	$733,984

Cash and cash equivalents consist of the following:
Cash held in banks		1,026,165	733,984
Short-term guaranteed investment certificates		5,749,325	-
Cash and cash equivalents		6,775,490	733,984

See Note 18 Supplemental cash flow information.
See accompanying notes to the unaudited condensed consolidated interim financial statements.

KWESST MICRO SYSTEMS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2022, and 2021 (Expressed in Canadian dollars, except share amounts)

1. Corporate information

a) Corporate information

KWESST Micro Systems Inc. (the "Company", "KWESST", "we", "our", and "us") was incorporated on November 28, 2017, under the laws of the Province of British Columbia. Our registered office is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, Canada and our corporate office is located at Unit 1, 155 Terrence Matthews Crescent, Ottawa, Ontario, Canada. We have representative offices in the following foreign locations: Washington DC (United States), London (United Kingdom), and Abu Dhabi (United Arab Emirates).

We develop and commercialize next-generation technology solutions that deliver a tactical advantage for military, public safety agencies and personal defense markets.  Our core mission is to protect and save lives.

KWESST's common stock is listed on the TSX-Venture Exchange ("TSX-V'') under the stock symbol of KWE, on the Nasdaq Capital Market ("Nasdaq") under the stock symbol of KWE and on the Frankfurt Stock Exchange under the stock symbol of 62U.  Additionally, warrants issued in the United States are also listed on the Nasdaq under the stock symbol of KWESW.

b) Reverse Stock Split

In August 2022, we submitted a Form F-1 Registration Statement to the U.S. Securities and Exchange Commission and applied to have its common shares listed on Nasdaq. In connection with KWESST's listing application on Nasdaq, we effected a one for seventy (1-for-70) reverse stock split of its common stock on October 28, 2022 (the "Reverse Split").  Accordingly, all shareholders of record at the opening of business on October 28, 2022, received one issued and outstanding common share of KWESST in exchange for seventy outstanding common shares of KWESST.  No fractional shares were issued in connection with the Reverse Split.  All fractional shares created by the Reverse Split were rounded to the nearest whole number of common shares, with any fractional interest representing 0.5 or more common shares entitling holders thereof to receive one whole common share.

Effective on the date of the Reverse Split, the exercise price and number of common shares issuable upon the exercise of outstanding stock options were proportionately adjusted to reflect the Reverse Split.  The restricted share units ("RSUs") and performance stock units ("PSUs") have also been adjusted for the Reverse Split.  While the number of warrants has not changed as a result of the Reverse Split; the conversion rate for each warrant was adjusted from one common share to 0.01428571 common share.  All information respecting outstanding common shares and other securities of KWESST, including net loss per share, in the current and comparative periods presented herein give effect to the Reverse Split.

2. Basis of preparation

(a) Going concern

These unaudited condensed consolidated interim financial statements have been prepared assuming we will continue as a going concern.

As an early-stage company, we have not yet reached commercial production for most of our products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. We have incurred a $2.2 million net loss and negative operating cash flows of $6.6 million for the three months ended December 31, 2022 (2021 - $3.2 million net loss and negative operating cash flows of $1.9 million). At December 31, 2022, we had $3.0 million in working capital (2021 - negative $5.4 million).

KWESST MICRO SYSTEMS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2022, and 2021 (Expressed in Canadian dollars, except share amounts)

Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance including, but not limited to:

  The market acceptance and rate of commercialization of our product offerings;
  Ability to successfully execute our business plan;
  Ability to raise additional capital at acceptable terms;
  General local and global economic conditions, including the ongoing COVID-19 pandemic and the global disruption from Russia's invasion of Ukraine.

Our strategy to mitigate these material risks and uncertainties is to execute timely a business plan aimed at continued focus on revenue growth, product development and innovation, improving overall gross profit, managing operating expenses and working capital requirements, and securing additional capital, as needed.

Failure to implement our business plan could have a material adverse effect on our financial condition and/or financial performance. There is no assurance that we will be able to raise additional capital as they are required in the future. Accordingly, there are material risks and uncertainties that may cast significant doubt about our ability to continue as a going concern.

These condensed consolidated interim financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

(b) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, ("IAS 34") as issued by the International Accounting Standards Board ("IASB").  They do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") and should be read in conjunction with our annual consolidated financial statements for the year ended September 30, 2022. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in our financial position and performance since the last annual consolidated financial statements as at and for the year ended September 30, 2022.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on February 13, 2022.

(c) Basis of consolidation

These unaudited condensed consolidated interim financial statements incorporate the financial statements of KWESST and the entities it controls.

Control is achieved where we have the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities, are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to us until the date on which control ceases. Profit or loss of subsidiaries acquired during the year are recognized from the date of acquisition or effective date of disposal as applicable. All intercompany transactions and balances have been eliminated.

KWESST MICRO SYSTEMS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2022, and 2021 (Expressed in Canadian dollars, except share amounts)

At December 31, 2022, we have the following wholly-owned subsidiaries:

	Location	Equity %
KWESST Inc.	Ottawa, Canada	100%
2720178 Ontario Inc.	Bowmanville, Canada	100%
Police Ordnance Company Inc.	Bowmanville, Canada	100%
KWESST U.S. Holdings Inc.	Delaware, Canada	100%
KWESST Defense Systems U.S. Inc.	Virginia, United States	100%
KWESST Public Safety Systems U.S. Inc.	Virginia, United States	100%
KWESST Public Safety Systems Canada Inc.	Ottawa, Canada	100%

(d) Functional and presentation currency

These financial statements are presented in Canadian dollars ("CAD"), our functional currency and presentation currency.

(e) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

(f) Use of estimates and judgments

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income, expenses, and disclosure of contingent liabilities.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in these consolidated financial statements are the same as disclosed in Note 2(f) of the consolidated financial statements for the year ended September 30, 2022, except for the following new item:

  Note 12 - warrant liabilities: whether the determination of our stock volatility and the expected life of the warrant liabilities are reasonable considering our limited operating history, both are significant inputs in the valuation model to fair value the warrant liabilities issued in the U.S IPO and Canadian Offering.

Estimates

Information about assumptions and estimation uncertainties at December 31, 2022 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year are the same as disclosed in Note 2(f) of the consolidated financial statements for the year ended September 30, 2022.

KWESST MICRO SYSTEMS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2022, and 2021 (Expressed in Canadian dollars, except share amounts)

COVID-19 Uncertainties

There is no change to our COVID-19 assessment from the disclosure provided in Note 2(f) of the consolidated financial statements for the year ended September 30, 2022.

3. Significant accounting policies

During the three months ended December 31, 2022, the accounting policies in these condensed consolidated interim financial statements are the same as those applied in KWESST's consolidated financial statements as at and for the year ended September 30, 2022.

4. Acquisition

On December 15, 2021, we acquired 2720178 Ontario Inc., an Ontario (Canada) corporation, which owns all of the issued and outstanding shares of Police Ordnance Company Inc., an Ontario (Canada) corporation (together, "Police Ordnance"), herein referred as the "Police Ordnance Acquisition". Located in Bowmanville, Ontario, with ancillary operations in Florida, Police Ordnance owns all intellectual properties to the ARWENTM product line of launchers, and a proprietary line of 37 mm cartridges designed for riot control and tactical teams.  Police Ordnance has law enforcement customers across Canada, the United States, and abroad. The Police Ordnance Acquisition provides us with a strategic opportunity to leverage its law enforcement customer base to accelerate growth within its specialty ordnance business.

We accounted for the acquisition of Police Ordinance pursuant to IFRS 3, Business Combinations.

Consideration Transferred:

The purchase consideration comprised of the following:

	Number	Fair Value
Common shares	3,965	$377,503
Warrants	200,000	$132,000
Contingent shares	875	$83,319
Total fair value purchase consideration		$592,822

The warrants are exercisable at $1.72 each and will expire on December 15, 2024. As a result of the Reverse Split (see Note 1(b)), each warrant converts into 0.01428571 common share or 70 warrants to receive one common share of KWESST.

We issued the 875 contingent common shares to the sellers in April 2022 following the fulfillment of the financial milestone as defined in the share purchase agreement.

We have estimated the fair value as follows:

  Common shares: based on KWESST's closing stock price on December 15, 2021.
  Warrants: based on using the Black Scholes option model with the following key inputs: a) exercise price of $1.72, 1/70 of the underlying stock price of $1.36, risk free rate of 1.04%, expected life of three years, and expected volatility of 84.7%.
  Contingent shares: based on KWESST's closing stock price on December 15, 2021, and high probability of achieving the financial milestone as defined in the share purchase agreement.

KWESST MICRO SYSTEMS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2022, and 2021 (Expressed in Canadian dollars, except share amounts)

The net cash inflow as at the closing of the acquisition was as follows:

Cash assumed on acquisition	$162,547
less: consideration paid in cash	-
Net cash inflow on acquisition	$162,547

Net Assets Acquired:

The purchase consideration was allocated to Police Ordnance's net assets as follows:

Total purchase consideration at fair value	$592,822

Police Ordnance's net assets:
Cash	162,547
Trade and other receivables	104,432
Inventories	352,685
Intangible assets:
Purchase orders	100,000
Customer relationships	50,000
ARWENTM tradename	44,000
Accounts payable and accrued liabilities	82,963
Corporate tax liability	32,338
Contract liabilities	29,861
Borrowings	26,238
Deferred tax liabilities	49,442
Net assets at fair value	$592,822

As a result of the above purchase price allocation, we have recorded no goodwill for the Police Ordnance Acquisition.

Impact on KWESST's Results of Operations:

The results of operations of Police Ordnance are included in these consolidate statements of net loss and comprehensive loss from December 16, 2021. For the quarter ended December 31, 2021, Police Ordnance had no contribution to revenue and did not contribute to our consolidated net loss.

If the acquisition had occurred on October 1, 2021, management estimates that Police Ordnance would have contributed approximately $154,000 of revenue and approximately $11,800 of net loss to our operating results for the three months ended December 31, 2021, respectively. In determining these amounts, we have assumed that the fair value adjustments that arose on the date of the acquisition would have been the same if the acquisition had occurred on October 1, 2021.

We incurred immaterial acquisition-related costs.

KWESST MICRO SYSTEMS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2022, and 2021 (Expressed in Canadian dollars, except share amounts)

5. Trade and other receivables

The following table presents trade and other receivables for KWESST:

	December 31, 2022	September 30, 2022
Trade receivables	$201,094	$114,877
Unbilled revenue	7,761	8,881
Sales tax recoverable	353,496	48,124
Other receivable	12,769	-
Total	$575,120	$171,882

There was no impairment of trade and other receivables during the three months ended December 31, 2022 (2021 - $nil).

The following table presents changes in unbilled receivables:

	December 31, 2022	September 30, 2022

Balance, beginning of period	$8,881	$308,728

Revenue billed during the period	(1,120)	(308,728)
Revenue in excess of billings, net of amounts transferred to trade receivables	-	8,881
Transferred to trade receivables	-	-
Balance, end of period	$7,761	$8,881
Current	$7,761	$8,881
Non-current	$-	$-

6. Inventories

The following table presents a breakdown of inventories:

	December 31, 2022	September 30, 2022

Finished goods	$59,812	$49,643
Work-in-progress	72,291	21,350
Raw materials	428,844	322,545
Total	$560,947	$393,538

There was no impairment of inventories during the three months ended December 31, 2022 (2021 - $nil).

KWESST MICRO SYSTEMS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2022, and 2021 (Expressed in Canadian dollars, except share amounts)

7. Intangible assets

The following table shows the movement in intangible assets since September 30, 2022:

Cost	Phantom™ System	PARA OPS™ System	PARA OPS™ Patent	ARWEN™ Tradename	Customer Relationships	Purchase Orders	Total
Balance at September 30, 2022	$1,149,585	$3,469,215	$28,783	$37,032	$46,041	$12,198	$4,742,854
Additions	12,362	427,374	-	-	-	-	439,736
Amortization	-	-	-	(2,200)	(1,250)	-	(3,450)
Recognition of open orders	-	-	-	-	-	(6,658)	(6,658)
Balance at December 31, 2022	$1,161,947	$3,896,589	$28,783	$34,832	$44,791	$5,540	$5,172,482

At December 31, 2022, management concluded there was no impairment on the intangible assets (2021 - $nil).

8. Accounts payable and accrued liabilities

The following table presents a breakdown of our accounts payable and accrued liabilities:

	December 31, 2022	September 30, 2022

Trade payable	$1,022,774	$2,292,954
Accrued liabilities	562,782	1,045,409
Salary, bonus and vacation payable	212,731	1,116,203
Payroll taxes payable	63,370	4,915
Total	$1,861,657	$4,459,481

9.  Related party transactions

At December 31, 2022, there was $142,174 (September 30, 2022 - $672,531) outstanding amount in accounts payable and accrued liabilities due to our officers and directors for unpaid wages, bonuses, director fees, and expense reimbursements.

10. Borrowings

The following is a reconciliation of borrowings since September 30, 2022:

	CEBA Term Loans	March 2022 Loans	August 2022 Loans	Total Borrowings
Balance, September 30, 2022	$78,796	$1,764,630	$435,348	$2,278,774
Accrued interest and accretion expense	11,204	274,887	179,096	465,187
Interest paid	-	(39,517)	(63,661)	(103,178)
Repayment of principal	(70,000)	(1,988,000)	(275,315)	(2,333,315)
Settled in equity (Notes 12 and 18)	-	(12,000)	(275,468)	(287,468)
Forgivable amount	(20,000)	-	-	(20,000)
Balance, December 31, 2022	$-	$-	$-	$-

There were no changes to KWESST's RBC Credit Facility since September 30, 2022.

KWESST MICRO SYSTEMS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2022, and 2021 (Expressed in Canadian dollars, except share amounts)

11. Contract liabilities

The following is a reconciliation of contract liabilities since September 30, 2022:

December 31, 2022

Balance, beginning of period	$47,271
Amounts invoiced and revenue deferred	268,926
Recognition of deferred revenue included in the balance at the beginning of period	(43,468)
Balance, end of period	$272,729

12. Warrant liabilities

The following is a reconciliation of warrant liabilities since September 30, 2022:

	U.S. IPO and Canadian Offering			Debt Settlement
	Warrants	Over- allotment Pre- Funded Warrants	Over-allotment Warrants	Warrants	Total
Balance, beginning of period	$-	$-	$-	$-	$-
Initial recognition	4,617,451	832,698	536,681	80,617	6,067,447
Gain on revaluation of financial instruments	(1,361,205)	(59,296)	(157,449)	(24,349)	(1,602,299)
Exchange gain on revaluation	(22,575)	(5,254)	(3,386)	-	(31,215)
Balance, end of period	$3,233,671	$768,148	$375,846	$56,268	$4,433,933
Number of outstanding securities as at December 31, 2022	3,226,392	199,000	375,000	56,141	3,856,533

U.S. IPO and Canadian Offering

On December 9, 2022, we closed an underwritten U.S. public offering (the "U.S. IPO") and an underwritten Canadian offering (the "Canadian Offering") for aggregate gross proceeds of CAD$19.4 million (US$14.1 million) (see Note 13(a)). As part of the U.S. IPO and Canadian Offering, we have issued 3,226,392 warrants with an exercise price of US$5.00 per share.  Additionally, the U.S. underwriter exercised its over-allotment option to purchase:

  199,000 Pre-Funded Warrants with an exercise price of US$0.01 per share for $3.81024 per pre-funded warrant (net of underwriter discount);
  375,000 warrants with exercise price of US$5.00 per share for $0.0001 per warrant;

Refer to Note 13(a) for further information on the U.S. IPO and Canadian Offering.

Under IFRS, the above securities are classified as financial liabilities (referred herein as "warrant liabilities") because the exercise price is denominated in U.S. dollars, which is different to our functional currency (Canadian dollars). Accordingly, the ultimate proceeds in Canadian dollars from the potential exercise of the above securities are not known at inception. These financial liabilities are classified and measured at FVTPL (see Note 3(c) of the audited consolidated financial statements for the year ended September 30, 2022).  Losses (gains) on revaluation of the warrant liabilities are presented in Other income (expenses) on the condensed consolidated interim statements of net loss and comprehensive loss.

KWESST MICRO SYSTEMS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2022, and 2021 (Expressed in Canadian dollars, except share amounts)

Warrant liabilities

While the warrants issued in the U.S. IPO were listed on Nasdaq and closed at US$0.90 per warrant on December 9, 2022, management concluded that this closing price was not reflective of an active market due to short trading window and therefore not representative of fair value. Accordingly, the warrants were measured at fair value using the Black Scholes option pricing model (Level 2).  At initial recognition, we used the following assumptions:

	Warrants	Over-allotment Pre-Funded Warrants	Over-allotment Warrants (1)
Number of dilutive securities	3,282,533	199,000	375,000
Exercise price (in USD)	$5.00	$0.01
Share price (in USD)	$4.13	$3.08
Expected life	2.50	1.00
Dividend	$-	$-
Volatility	75%	90%
Risk free rate	4.20%	4.72%
Exchange rate (USD/CAD)	$1.363	$1.363
Fair value per warrant (CAD)	$1.05	$3.07	$1.05

(1) Same fair value as calculated for Warrants in the above table.

The share price (in USD) for the over-allotment pre-funded warrants was based on the estimated fair value of the common shares issued on December 9, 2022, by deducting the fair value of the warrants of $1.05 from the US$4.13 Unit price (see Note 13(a)).

The fair value measurement of the over-allotment prefunded warrants and warrants immediately prior to the sale  to the underwriter resulted in a change in fair value of $251,877, which is included in the change in fair value of warrant liabilities in the condensed consolidated interim statements of net loss and comprehensive loss.

At December 31, 2022, we remeasured the fair value of these warrants using the following assumptions:

	Warrants	Over-allotment Pre-Funded Warrants	Over-allotment Warrants (1)
Number of securities	3,282,533	199,000	375,000
Exercise price (in USD)	$5.00	$0.01
Share price (in USD)	$2.58	$2.58
Expected life	2.44	1.00
Dividend	$-	$-
Volatility	74%	90%
Risk free rate	4.32%	4.72%
Exchange rate (USD/CAD)	$1.354	$1.354
Fair value per warrant (CAD)	$0.74	$2.57	$0.74

(1) Same fair value as calculated for Warrants in the above table.

Due to the decline in fair value of the warrants since December 9, 2022, we recognized $1,577,950 as a change in fair value of warrant liabilities, which was reported in the condensed consolidated net loss and comprehensive loss.

KWESST MICRO SYSTEMS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2022, and 2021 (Expressed in Canadian dollars, except share amounts)

December 2022 Debt Settlement

On December 13, 2022, we have entered into share for debt arrangements with existing lenders (see Note 13(a)), which resulted in issuing 56,141 Units, same terms as the Units as issued in the Canadian Offering except that the underlying securities are subject to a four-month hold period. Accordingly, this resulted in issuing 56,141 common shares and 56,141 warrant liabilities with an exercise price of US$5.00 per share and maturing on December 13, 2027. We initially recorded the fair value of the warrant liabilities using the Black Scholes option pricing model with an underlying stock price equivalent to the unit price of US$4.13.

At December 31, 2022, we remeasured the fair value of these warrant liabilities using the Black Scholes option pricing model with an underlying closing stock price on Nasdaq of $2.58 (the last business day of 2022). The remeasurement resulted in a change in fair value of warrant liabilities of $24,349, which was reported in the condensed consolidated net loss and comprehensive loss.

13. Share capital and Contributed Surplus

a) Share capital

Authorized

KWESST is authorized to issue an unlimited number of common shares.

Issued Common Shares

The following is a summary of changes in outstanding common shares since September 30, 2022:

	Number	Amount
Balance at September 30, 2022	773,225	$19,496,640
Issued for U.S. IPO and Canadian Offering	3,226,392	$13,675,120
Issued for debt settlements	56,134	$233,485
Issued for conversion of stock units	7,655	$379,547
Issued for warrant exercise	3,571	$60,000
Less: share offering costs for the period		$(3,186,492)
Balance at December 31, 2022	4,066,977	$30,658,300

U.S. IPO and Canadian Offering

On December 9, 2022, we closed the U.S. IPO and the Canadian Offering. In the U.S. IPO, we sold 2.5 million units at a public offering price of USD $4.13 per unit (the "Unit"), consisting of one share of common stock and one warrant to purchase one share of common stock ("Warrant"). The Warrants have a per share exercise price of USD $5.00, and can be exercised immediately. In connection with the closing of the U.S. IPO, the underwriter partially exercised its over-allotment option to purchase an additional 199,000 pre-funded common share purchase warrants ("Pre-Funded Warrants") at US$4.12 (before underwriter discount) and 375,000 option warrants to purchase common shares at US$0.0001 each. A Pre-Funded Warrant is a financial instrument that requires the holder to pay little consideration (exercise price of US$0.01) to receive the common share upon exercise of the Pre-Funded Warrant (see Note 14).  The holder of Pre-Funded Warrants has no voting rights. All of these warrants expire on December 9, 2027.

In the Canadian Offering, we sold 726,392 units, each consisting of one common share and one warrant to purchase one common share, at a price to the public of USD $4.13 per unit. The warrants will have a per common share exercise price of USD $5.00, are exercisable immediately and expire in five years on December 9, 2027.

KWESST MICRO SYSTEMS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2022, and 2021 (Expressed in Canadian dollars, except share amounts)

The closing of the U.S. IPO and Canadian Offering resulted in aggregate gross proceeds of CAD$19.4 million (USD $14.1 million), before deducting underwriting discounts and offering expenses.

The common shares of KWESST and the Warrants sold in the U.S. IPO began trading on the Nasdaq Capital Market under the symbols "KWE" and "KWESW", respectively, on December 7, 2022.

ThinkEquity acted as sole book-running manager for the U.S. IPO and PI Financial acted as sole book-running manager for the Canadian Offering.

Accounting Treatment

Refer to Note 12 for the accounting of the warrants issued in the U.S. IPO and Canadian Offering.

Brokers' Compensation and Share Offering Costs

As consideration for the services provided in connection with the U.S. IPO, ThinkEquity received: (a) a broker-dealer cash commission of US$835,000 (or CAD$1,138,105) equal to 7.5% of the gross offering proceeds of the U.S. Offering and (b) underwriter warrants (the "U.S. Underwriter Warrants") to purchase up to 134,950 common shares equal to 5% of the common shares and pre-funded common share purchase warrants issued under the U.S. Offering. Each U.S. Underwriter Warrant is exercisable to acquire one common share at a price of US$5.1625, exercisable as of June 4, 2023, and expiring on December 9, 2027.

As consideration for the services provided in connection with the Canadian Offering, PI Financial received: (a) a cash commission of approximately US$210,000 (or CAD$286,230); and (b) 50,848 compensation options (the "Canadian Compensation Options"). Each Canadian Compensation Option is exercisable to acquire one Canadian Unit at a price of US$4.13 and expiring on December 9, 2024.

In addition to the above brokers' compensation, we also incurred US$2.1 million share offering costs (or CAD$2.8 million) for the U.S. IPO and Canadian Offering, of which CAD$628,262 was incurred and deferred at September 30, 2022.

The total brokers compensation (including fair value of U.S. Underwriter Warrants and Canadian Compensation Options) and share offering costs was US$3.4 million (or CAD$4.6 million). This total was allocated proportionately to the fair value of common shares and warrant liabilities. Accordingly, CAD$1.4 million allocated to warrant liabilities were expensed during the three months ended December 31, 2022.

Shares for Debt Settlement

We have entered into share for debt arrangements with existing lenders, which closed on December 13, 2022, following TSXV's conditional approval.  This resulted in issuing 56,141 Units to settle $12,000 of the March 2022 Loans and USD$223,321 (or CAD$302,197) of the August 2022 Loans, including unpaid accrued interest and 10% premium at maturity (the "Debt Settlements") - see Note 10. The terms of the Units are the same as the Units issued in the Canadian Offering.

The common shares and warrants issued pursuant to the Debt Settlements are subject to a four-month hold period pursuant to applicable securities regulations and the policies of the TSXV.

KWESST MICRO SYSTEMS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2022, and 2021 (Expressed in Canadian dollars, except share amounts)

b) Warrants

The following is a summary of changes in outstanding warrants since September 30, 2022:

	Number of warrants	Weighted average exercise price
Outstanding at September 30, 2022	13,417,156	$0.78
Issued (Note 13(a))	3,991,483	$6.44
Exercised	(250,000)	$0.50
Outstanding at December 31, 2022	17,158,639	$2.10

Exercisable at December 31, 2022	16,648,689	$2.09

U.S. Underwriter Warrants

In the U.S. IPO, we issued 134,950 warrants ("U.S. Underwriter Warrants").  Each U.S. Underwriter Warrant is exercisable to acquire one common share at US$5.1625 for a period of 5 years (expiring on December 9, 2027). Management estimated the fair value of these warrants using the Black Scholes option model with the following inputs:

Number of dilutive securities	134,950
Exercise price (in USD)	$5.16
Share price (in USD)	$3.08
Expected life	2.50
Dividend	$-
Volatility	75%
Risk free rate	4.20%
Exchange rate (USD/CAD)	$1.363
Fair value per warrant (CAD)	$1.03

We have recorded $189,592 as the fair value for the U.S. Underwriter Warrants, with an equal offset to share offering costs (a non-cash transaction).

KWESST MICRO SYSTEMS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2022, and 2021 (Expressed in Canadian dollars, except share amounts)

The following table provides additional information on the total outstanding warrants at December 31, 2022:

	Number outstanding	Conversion ratio to Common Shares	Book value	Expiry Date
Classified as Equity
Founders' warrants:
Exercise price of $0.20	5,520,000	70 for 1	$1,013	January 1, 2024
Exercise price of $0.20	1,900,000	70 for 1	$18,865	June 14, 2024

April 2021 equity financing:
Exercise price of $1.75	3,274,657	70 for 1	$785,918	April 29, 2023
Exercise price of $1.75	40,000	70 for 1	$9,600	August 25, 2023

LEC's warrants:
Exercise price of $0.70	500,000	70 for 1	$425,000	April 29, 2026

September 2021 equity financing:
Exercise price of $2.35	750,000	70 for 1	$390,000	September 16, 2023

Broker warrants:
Exercise price of $1.75	137,499	70 for 1	$33,000	April 29, 2023
Exercise price of $2.00	45,000	70 for 1	$32,400	September 16, 2023

Acquisition of Police Ordnance (Note 4):
Exercise price of $1.72	200,000	70 for 1	$132,000	December 15, 2024

July 2022 equity financing:
Exercise price of $0.285	800,000	70 for 1	$72,000	July 14, 2024

December 2022 U.S. Underwriter Warrants
Exercise price of US$5.1625	134,950	1 for 1	$189,592	December 6, 2024
	13,302,106		$2,089,388
Classified as liability

December 2022 public offerings:
Exercise price of US$5.00	3,226,392	1 for 1	$3,233,671	December 9, 2027

December 2022 Pre-Funded Warrants
Exercise price of US$0.01	199,000	1 for 1	$768,148	No expiry

December 2022 Option Warrants
Exercise price of US$5.1625	375,000	1 for 1	$375,846	December 9, 2024

December 2022 debt settlement
Exercise price of US$5.00	56,141	1 for 1	$56,268	December 9, 2027
	3,856,533		4,433,933
Total outstanding warrants	17,158,639		$6,523,321

c) Contributed Surplus

Broker Compensation Options

In the Canadian Offering, we issued 50,848 Canadian Compensation Options. Each Canadian Compensation Option is exercisable to acquire one Unit, as defined in Note 13(a), at a price equal to US$4.13 for a period of two years (expiring on December 9, 2024).  Based on the structure of the Compensation Option, management estimated its fair value using the Monte Carlo method (Level 2).  We used the following key inputs in the Monte Carlo model (100,000 simulations):

KWESST MICRO SYSTEMS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2022, and 2021 (Expressed in Canadian dollars, except share amounts)
Initial
Recognition
Number of securities	50,848
Exercise price - compensation option (in USD)	$4.13
1-Year CAD/USD Forward Exchange Rate	$1.3560
Exercise price - compensation warrant (in USD)	$5.00
2-Year CAD/USD Forward Exchange Rate	$1.3483
Share price (in CAD)	$4.20
Expected life - compensation option	1.00
Expected life - compensation warrant	2.50
Dividend	$-
Volatility - compensation option	90%
Volatility - compensation warrant	75%
Risk free rate - compensation option	4.38%
Risk free rate - compensation warrant	3.15%
Fair value per compensation option (CAD)	$2.46

We have recorded $125,086 of Canadian Compensation Options in contributed surplus, with an equal offset to share offering costs (a non-cash transaction).

Share-based compensation

For the three months ended December 31, 2022, we recorded share-based compensation of $125,066 (2021 - $927,530).

We did not grant any stock options, RSUs, PSUs, and SARs, pursuant to our LTIP during the three months ended December 31, 2022.

14. Earnings (loss) per share

The following table summarizes the calculation of the weighted average basic number of basic and diluted common shares to calculate the earnings (loss) per share as reported in the condensed consolidated interim statements of net loss and comprehensive loss:

	Three months ended December 31, 2022	Three months ended December 31, 2021
Issued common shares, beginning of period	773,225	699,509

Effect of shares issued from:

December 2022 U.S. IPO and Canadian Offering (Note 13)	771,528	-
Over-allotment Pre-Funded Warrants (Note 12)	47,587	-
Debt settlements (Note 13)	10,985	104
Conversion of stock units	5,796	14
Acquisition of Police Ordnance (Note 4)	-	688
Weighted average number of basic common shares	1,609,121	700,315

Dilutive securities:	-	-
Weighted average number of dilutive common shares	1,609,121	700,315

At December 31, 2022 and 2021, all dilutive securities were anti-dilutive because we incurred a net loss for both of the above periods.

KWESST MICRO SYSTEMS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2022, and 2021 (Expressed in Canadian dollars, except share amounts)

As the $0.01 exercise price per Pre-Funded Warrant is non-substantive, the 199,000 Pre-Funded Warrants issued in the U.S. IPO are included in the basic net loss per share calculation.

15. Revenue

The following table, revenue from contracts with customers is disaggregated by primary geographical market, major products and service lines, and timing of revenue recognition.

	Three months ended December 31, 2022	Three months ended December 31, 2021

Major products / service lines
Digitization	$195,216	$16,640
Non-lethal	120,877	-
Other	1,240	825
	$317,333	$17,465

Primary geographical markets
United States	$5,921	$16,640
Canada	311,412	825
	$317,333	$17,465

Timing of revenue recognition
Products and services transferred over time	$195,216	$16,640
Products transferred at a point in time	122,117	825
	$317,333	$17,465

At December 31, 2022, KWESST's contracted not yet recognized revenue was $772,521 (2021 - nil), of which 61.60% of this amount is expected to be recognized over the next 12 months with the remaining 38.40% expected to be recognized in 2 to 3 years.

For the three months ended December 31, 2022, three customers accounted for 38.12%, 23.40%, and 15.93% of the revenue.

KWESST MICRO SYSTEMS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2022, and 2021 (Expressed in Canadian dollars, except share amounts)

16. Net finance costs

The following table presents a breakdown of net finance costs for the following periods:

	Three months ended December 31,	Three months ended December 31,
	2022	2021
Finance costs from:
Unsecured loans	$453,983	$-
Accretion cost - accrued royalties liability	43,689	38,184
Lease obligations	6,753	7,632
Other	63,204	3,625
Total financing costs	567,629	49,441
Interest income	(13,622)	(1,799)
Gain on debt settlement (Note 10)	(430)	-
Gain on government grant (Note 10)	(10,000)	-
Net finance costs	$543,577	$47,642

17. Financial instruments

For the three months ended December 31, 2022, there were no material changes to our financial risks as disclosed in Note 22 of the audited consolidated financial statements for the year ended September 30, 2022, except for the following.

Foreign currency risk

For the three months ended December 31, 2022, certain of our revenues were denominated in U.S. dollar and we also procure certain raw materials denominated in U.S. dollar for product development. Further, we raised gross proceeds of US$14.1 million in the U.S. IPO and Canadian Offering (see Note 13), including the issuance of warrants with exercise price denominated in U.S. dollar (see Note 12).  Accordingly, we are exposed to the U.S. dollar currency. Where a natural hedge cannot be achieved, a significant change in the U.S. dollar currency could have a significant effect on our financial performance, financial position and cash flows. Currently, we do not use derivative instruments to hedge its U.S. dollar exposure.

At December 31, 2022, we had the following net U.S. dollar exposure:

Total USD
Net assets in U.S. subsidiary	$4,180

US denominated from other:
Assets	$3,899,436
Liabilities	(2,982,582)
916,854

Total net US dollar exposure	$921,034

Impact to profit or loss if 5% movement in the US dollar	$46,052

During the three months ended December 31, 2022, we recorded foreign exchange loss of $130,356 (2021 - foreign exchange gain of $8,745).

KWESST MICRO SYSTEMS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2022, and 2021 (Expressed in Canadian dollars, except share amounts)

Liquidity risk

At December 31, 2022, our contractual obligations were as follows:

Payment due:	Total	Within 1 Year	1 to 3 years	3 to 5 years
Minimum royalty commitments	$2,500,000	$150,000	$350,000	$2,000,000
Accounts payable and accrued liabilities	1,861,657	1,861,657	-	-
Lease obligations	304,200	93,600	210,600	-
Short-term rental obligations	28,757	28,757	-	-
Total contractual obligations	$4,694,614	$2,134,014	$560,600	$2,000,000

At December 31, 2022, we had $6.8 million in cash and $3.0 million in working capital (see Note 2(a)).

18.   Supplemental cash flow information

The following table presents changes in non-cash working capital:

	Three months ended December 31, 2022	Three months ended December 31, 2021

Trade and other receivables	$(403,238)	$113,817
Inventories	(167,409)	(401)
Prepaid expenses and other	(1,775,750)	223,044
Intangible assets	6,658	3,186
Accounts payable and accrued liabilities	(1,498,478)	(7,590)
Contract liabilities	225,458	2,465
	$(3,612,759)	334,521

In addition to the non-cash items noted in Note 13, we also had the following non-cash items that were excluded from the Statements of Cash Flows for the three months ended December 31, 2022:

  $2,924,880 non-cash share offering costs and $453,102 accounts payables as part of the net proceeds settlement at the closing of the U.S. IPO and Canadian Offering;
  250,000 warrants exercised in connection with the GhostStep™ acquisition in June 2020; and
  $379,547 of shares issued for vested RSUs and PSUs.

The following is a summary of non-cash items that were excluded from the Statements of Cash Flows for the three months ended December 31, 2021:

  $19,000 debt settlement via common shares;
  $60,000 fair value of warrants exercised and transferred to share capital from warrants;
  250,000 warrants exercised in connection with the GhostStep™ acquisition in June 2020; and
  $7,151 of shares issued for vested RSUs and PSUs.

19. Commitments and contingencies

There was no change to the commitments and contingencies as disclosed in Note 26 of the audited consolidated financial statements for the year ended September 30, 2022.

KWESST MICRO SYSTEMS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2022, and 2021 (Expressed in Canadian dollars, except share amounts)

20.   Segmented information

Our Executive Chairman has been identified as the chief operating decision maker. Our Executive Chairman evaluates the performance of KWESST and allocates resources based on the information provided by our internal management system at a consolidated level.  We have determined that we have only one operating segment.

At December 31, 2022, all of our property and equipment are located in Canada, including the right-of-use assets.